Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	KEY FIGURES

5	BUSINESS OVERVIEW

11	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

15	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

16	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

17	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

50	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

51	OTHER INFORMATION

Chairman’s Statement

Dear Shareholders,

We experienced an unprecedented and extraordinary series of events in the first half of 2020, as the world went through the worst public health crisis in a century and the most severe economic recession since the Great Depression. International oil prices fell off a cliff, plunging the global oil and gas industry into a downturn. Low oil prices coupled with the COVID-19 pandemic had a great impact on the production and operation of the Company, leading to an extremely complex and unfavourable external environment for our development plans.

Facing these unprecedented pressures and challenges, we adhered to the bottom line of safe and healthy development. Upon the outbreak of the pandemic, the Company quickly established three systems of leadership and command, prevention and control, and supervision and management, with an emphasis on pandemic prevention and control for our offshore workers, which effectively protected the health and safety of our employees. On this basis, we actively promoted the resumption of operation and production, strengthened production organisation, allocated various resources, and seized opportunities to implement various measures, demonstrating the remarkable speed of CNOOC Limited. Due to the stringent management and control measures, as well as the extraordinary efforts of all employees, the impact of the pandemic was minimised. We recorded zero infection among personnel on our offshore platforms and vessels. At the same time, we achieved further breakthroughs in oil and gas exploration, made steady progress in engineering construction, and maintained safe production and operation, leading to better-than-expected interim results. This has demonstrated the excellent management and execution capability of our management.

In the first half of the year, a total of 5 discoveries were made and 20 oil and gas bearing structures were successfully appraised. In Bohai, Kenli 6-1, an oil field with proven in-place volume exceeding 100 million tons of oil equivalent, was efficiently appraised, being another major exploration breakthrough after Bozhong 19-6. In the Eastern South China Sea, a significant discovery of Huizhou 26-6 was made, which was the biggest oil and gas field discovered by independent exploration in the Pearl River Mouth Basin. In the Stabroek block of Guyana, the sixteenth discovery of Uaru was made, and the total recoverable resources in the block exceeded 8.0 billion barrels of oil equivalent (“BOE”). These discoveries have further laid the foundation for the sustainable development of the Company.

In the first half of the year, as international oil prices fell sharply, we responded timely with an action plan, turning the pressure of low oil prices into a driving force for change. We optimised our investment structure, enhanced profitable production, strictly controlled costs, improved operational efficiency, strengthened marketing and sales, and promoted technological innovation. All the efforts saw the remarkable results in quality and efficiency enhancement and cost reduction. Our all-in costs per BOE further decreased to US$25.72, among which operating cost per BOE was down to US$6.50, the lowest in a decade.

Faced with the challenge of low oil prices, CNOOC Limited focused on production with higher return. While maintaining the investment level in offshore China, we adjusted the annual capital expenditure plan from RMB85.0-95.0 billion to RMB75.0-85.0 billion, and the annual production target from 520-530 million BOE to 505-515 million BOE. In the first half of the year, the Company achieved a net production of 257.9 million BOE, representing an increase of 6.1% year on year, mainly from oil and gas fields in offshore China with higher return. On the one hand, the commencement of new oilfields brought production contribution; on the other hand, the “Year of Water Injection” programme in its second year of implementation effectively controlled the natural decline rate of producing oilfields. In addition, the implementation of infill drillings produced good results, providing higher-than-expected production. In terms of engineering construction, all the three planned projects commenced production ahead of schedule. A number of key projects such as Bozhong 19-6 gas field in Bohai, Lingshui 17-2 gas field in the Western South China Sea, and Liza oilfield in Guyana progressed well.

In the first half of the year, although the average Brent oil price dropped significantly year-on-year, our oil and gas sales reached RMB66.34 billion, net profit reached RMB10.38 billion, and earnings per share was RMB0.23. In light of the Company’s solid financial status and strong cash flow, and upholding the philosophy of rewarding shareholders, the Board of Directors has declared an interim dividend of HK$0.20 per share (tax inclusive) for the first half of 2020.

The digital transformation of the Company has showed encouraging results, with the transition of our traditional management model to a digital and intelligent one. Specifically, our cloud office has been initially tested during the pandemic period; our construction of “smart oilfields” has seen successful results as over 20 oilfields in Bohai applied “intelligent injection” technology to greatly improve oil and gas recovery; the unmanned platform has realised remote control of production operations, shutdown and resumption, as well as intelligent inspections.

We continued to improve our compliance management system in conjunction with our business advancements, and released our Global Action Plan for Compliance Management System Development 2020. This globally-oriented plan seeks to redevelop our risk control processes – before, during and after contingent events – which is essential to the development of a world-class energy company.

Looking forward to the second half of the year, the Company will continue to focus on normalised pandemic prevention and control, as well as maintaining cost competitiveness to confront the impact of fluctuating oil prices, and continue to strengthen cost control. Vigorous efforts will be made in domestic oil and gas exploration to promote the growth of reserves with economies of scale. Attention will be paid to infill drillings to enhance contribution of profitable production. Scientific, technological and management innovations will be continuously promoted to improve resource allocation efficiency. Through the constant practice of a “Priceless Lives, Safety First” philosophy, the Company will ensure safe production in a controlled manner for the stable development of the Company.

Fellow shareholders, on the road to overcoming the challenges posed by the global pandemic and low oil prices, CNOOC Limited will be undaunted and ready to surmount any difficulties ahead. Let us remain confident, band together in solidarity, and strive for smooth and steady progress toward high quality development.

Wang Dongjin
Chairman

Hong Kong, 19 August 2020

Key Figures

	Six months ended 30 June
	2020	2019**

Net profit, million RMB	10,383	30,288
Basic earnings per share, RMB	0.23	0.68

Total oil and gas sales, million RMB	66,335	94,686
Total revenue, million RMB	74,560	109,307

Interim dividend per share, HK$ (tax inclusive)	0.20	0.33

Net Production*
Crude and Liquids, million barrels	205.5	199.0
Natural Gas, billion cubic feet	304.5	257.9
Total, million BOE	257.9	243.0

*	Including our interests in equity-accounted investees, which are approximately 9.7 million BOE for the first half of 2020 and approximately 10.3 million BOE for the first half of 2019.

**	Certain comparative financial data for the six months ended 30 June 2019 have been restated as a result of the acquisition of China United Coalbed Methane Corporation Limited (“CUCBM”) in 2019, please refer to note 3 to the interim condensed consolidated financial statements for details.

Business Overview

In the first half of 2020, the outbreak of COVID-19 imposed a huge impact on global economy and social development. International oil prices fell off a cliff, plunging the global oil and gas industry into a sudden downturn. Facing the unprecedented challenges imposed by low oil prices and the COVID-19 pandemic, the Company remained confident, focused on oil and gas production growth, continued to enhance quality and efficiency and reduce cost, and diligently strengthened safety management and achieved progress and results in all aspects of our work.

In the face of the challenging environment, the Company timely adjusted its business strategies by focusing more on quality and efficiency and optimising investment structure, and adjusted its annual capital expenditure plan from RMB85.0-95.0 billion to RMB75.0-85.0 billion. The Company also modified its annual production target from 520-530 million BOE to 505-515 million BOE.

PANDEMIC PREVENTION AND CONTROL

Since the outbreak of COVID-19 in early 2020, the Company put pandemic prevention and control as the top priority, swiftly established a leading group and a joint mechanism to closely track the development of the pandemic, and covered every area of its business in pandemic precaution and control to effectively protect the lives and health of employees. The Company demonstrated the “CNOOC standards” in carrying out pandemic prevention and control. A total of 64,000 offshore operators underwent concentrated medical observations for 14 days before going offshore and more than 20,000 nucleic acid tests were conducted and the Company achieved “zero infections” on its offshore platforms and vessels. In China, in strict compliance with the national requirements for pandemic prevention and control, the Company strengthened symptom screening and body temperature check, detailed shift and quarantine of personnel to and from offshore, and formulated emergency plans. As a result, the Company’s operation and production maintained stable with no project delayed. In overseas, we established pandemic prevention and control mechanism by area based on the principle of “one country, one policy”. While strengthening pandemic control, the Company actively promoted the resumption of work and production, strived to increase reserves and production, and ensured safe production. Multiple key projects were steadily advanced, and the performance of safety and environmental protection remained stable.

EXPLORATION

In the face of low oil prices, we optimised exploration deployment, and balanced the scale of discovery and efficiency of reserves. Actions were taken to increase rolling exploration efforts and enhance exploration efficiency. In China, we maintained the level of exploration activities with 111 exploration wells drilled. We focused on exploration of mid-to-large sized oil and gas fields, placed emphasis on rolling exploration in mature areas, and efficiently appraised existing discoveries. In overseas, we reduced risk exploration expenditures to focus on hot areas of oil and gas exploration. In the first half of the year, the Company made a total of 5 discoveries and successfully appraised 20 oil and gas bearing structures.

In offshore China, 4 discoveries were made and 20 oil and gas bearing structures were successfully appraised, with the success rate of independent exploration wells reached 45%-65%. The 4 discoveries included: Caofeidian 28-1 and Bozhong 8-4 South in Bohai, Huizhou 26-6 and Enping 21-4 in Eastern South China Sea. Among them, Huizhou 26-6 was the first commercial breakthrough achieved in buried hill exploration in the Pearl River Mouth Basin, and it is expected to become the biggest oil and gas field of independent exploration in the Pearl River Mouth Basin. Kenli 6-1 oil bearing structure was efficiently appraised, with proven in-place volume exceeding 100 million tons of oil equivalent. It marked a significant breakthrough in oil and gas exploration in the Laibei low uplift, and showed huge exploration prospects of Neogene lithologic oil and gas reservoirs in the Laizhou Bay Area. Remarkable results were achieved in rolling exploration in mature areas. The newly added proven in-place volume from rolling exploration of Wushi 16-1 oilfield in the Beibu Gulf exceeded 10 million cubic meters, and Caofeidian 2-2 oilfield was appraised with high-yield oil and gas flow, which showed the prospect of a mid-to-large sized oil and gas field. In addition, exploration and development integration was vigorously promoted to accelerate the utilisation of reserves discovered around existing oilfields and its conversion to production by virtue of existing facilities.

Overseas, the sixteenth discovery of Uaru in Stabroek block of Guyana was made, which will further increase the recoverable resources in the block. Currently, the total recoverable resources in the block have exceeded 8 billion BOE.

As at 30 June 2020, the Company’s major exploration activities are set out in the table below:

	Exploration Wells		Seismic Data
	Wildcat	Appraisal Wells	3D (km2)

Offshore China (Independent)	31	79	11,029
Offshore China (PSC)	1	–	1,359
Overseas	2	–	3,512

Total	34	79	15,900

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company overcame the impact of COVID-19 pandemic and actively promoted the resumption of work and production. Efforts were made to strengthen production organisation and accelerate capacity construction. Various engineering construction and development and production projects proceeded smoothly. Among the new projects planned to come on stream during the year, Liza oilfield phase I has been put into production ahead of schedule in 2019. Penglai 19-3 oilfield block 4 adjustment/Penglai 19-9 oilfield phase II, Qinhuangdao 33-1 South oilfield phase I, Luda 16-3/21-2 joint development projects were successfully put into production 26 days ahead of schedule on average. Nanbao 35-2 oilfield S1 area, Liuhua 29-1 gas field development project and Liuhua 16-2 oilfield/Liuhua 20-2 oilfield joint development project are undergoing offshore installation and commissioning. Jinzhou 25-1 oilfield 6/11 area is undergoing land construction. Under the impact of COVID-19 pandemic and third-party pipeline overhaul, production commencement of the Buzzard oilfield phase II will be postponed to 2021.

In the first half of the year, the Company optimised development expenditures. In China, while maintaining the intensity of development expenditures, the Company improved profitable production, accelerated drilling speed, and increased workload. Overseas, it significantly cut down development expenditures, and reduced inefficient and loss-making crude oil production. Net production reached 257.9 million BOE, representing an increase of 6.1% year on year, in line with expectation. Net production in China was 173.9 million BOE, representing an increase of 11.4% year on year, mainly due to the production commencement of new projects such as Bozhong 34-9 and Dongfang 13-2. Net production from overseas was 83.9 million BOE, representing a decrease of 3.4% year on year, mainly due to the production cut in Long Lake oil sands project in Canada and equipment maintenance at the Buzzard oilfield in the U.K. North Sea.

The Company also further strengthened production management to maintain a steady production in existing oilfields. In Bohai, the “Year of Water Injection” programme continued. Penglai oilfield maintained stable production thanks to measures of fine injection and subdivision layer development. Effective results were achieved in the implementation of infill drillings, and the application of new technologies to increase production turned out to be fruitful. Heat injection commenced in the thermal recovery of heavy oil in Nanbao 35-2 oilfield, which became the first offshore thermal flooding project. Heavy oil thermal recovery were undergoing technical tests in Luda 27-2 and Luda 21-2 oilfields, which is expected to accelerate the upgrade of offshore heavy oil reserves.

Production Summary

	First half of 2020			First half of 2019
	Crude and liquids	Natural gas	Total oil and gas	Crude and liquids	Natural gas	Total oil and gas
	(million barrels)	(bcf)	(million BOE)	(million barrels)	(bcf)	(million BOE)

China
Bohai	82.1	28.3	86.8	77.2	28.0	81.9
Western South China Sea	20.0	76.3	33.2	18.7	51.5	27.5
Eastern South China Sea	36.2	73.2	48.4	32.3	69.6	43.9
East China Sea	1.1	10.4	2.8	0.8	9.0	2.3
Onshore	–	16.0	2.7	–	3.4	0.6

Subtotal	139.4	204.2	173.9	129.0	161.4	156.1

Overseas
Asia (excluding China)	7.8	27.0	12.6	6.8	25.4	11.3
Oceania	0.8	21.9	5.1	0.6	15.2	3.6
Africa	17.3	–	17.3	21.1	–	21.1
North America (excluding Canada)	11.7	24.3	15.8	10.4	23.9	14.4
Canada	9.6	0.05	9.6	12.6	1.3	12.8
South America	8.5	25.4	12.9	5.8	28.5	10.7
Europe	10.4	1.6	10.7	12.6	2.2	13.0

Subtotal	66.1	100.3	83.9	70.0	96.5	86.9

Total*	205.5	304.5	257.9	199.0	257.9	243.0

*	Including our interests in equity-accounted investees, which are approximately 9.7 million BOE in the first half of 2020 and approximately 10.3 million BOE in the first half of 2019.

SCIENTIFIC AND TECHNOLOGICAL INNOVATION AND MANAGEMENT INNOVATION

The Company responded to the challenge of low oil prices with innovation. On the one hand, scientific and technological innovation was enhanced to promote major scientific and technological projects and solve technical problems. Scientific and technological achievements were applied to increase reserves and production, adding proven in-place volume of 10 million tons of oil equivalent. Engineering construction of onshore power utilisation in Bohai oilfields, a key project in the decisive battle for the three-year action plan for environmental protection upgrade, progressed steadily. The Company strove to make technological breakthroughs in drilling and completion technology, which increased average drilling efficiency by 4.9% year on year, and saved an aggregate drilling and completion expenses of RMB2.25 billion. The transformation of unmanned platforms achieved encouraging results and realised onshore remote control of production during low-grade typhoons. On the other hand, efforts were made to strengthen management innovation to seek benefits from oil and gas marketing, and optimise sales plans to ensure full sale of oil and gas production. The average realised crude oil price in China was higher than the average Brent oil price. Without compromising the workload of well operation measures, the general operation contract was optimised to improve the effectiveness as a way to significantly reduce operating cost.

COMPLIANCE MANAGEMENT

In the first half of the year, the Company constantly enhanced the awareness towards risks, reinforced the bottom-line thinking, adhered to compliance concept, continuously excelled in risk classification and precautions. The Company formulated and issued the Global Action Plan for Compliance Management System Development 2020, which made adjustments to the compliance management system from organisation, regulation, mechanism and culture dimensions and established risk control and management process covering compliance risks identification and early-warning, response, consultation and review, disciplinary action and assessment, and made every effort in risk prevention and response.

CAPITAL EXPENDITURE

In the first half of the year, capital expenditure was well executed, amounting to RMB35.6 billion with an increase of 5.6% year on year. Among them, capital expenditure for exploration was RMB6.9 billion, decreased by 19.8% year on year, primarily due to significant decrease in exploration cost with exploration workload remained unchanged. Capital expenditure for development was RMB21.7 billion, increased by 19.9% year on year, mainly due to commencement of land construction of multiple projects in offshore China, and a full swing of offshore installation operations, resulting in significant increase in workload year on year. Capital expenditure for production was RMB6.8 billion, increased by 6.3% year on year, primarily due to the increased workload of infill drillings, etc.

COST AND EXPENSE

In the first half of 2020, the Company took multiple stringent cost control measures and achieved encouraging results. Exploration expenses were RMB2,560 million, a decrease of 59.1% from RMB6,258 million in the same period last year, mainly due to the decrease of exploration expenditure. Depreciation, depletion and amortisation was RMB26,309 million, a decrease of 0.8% from RMB26,521 million in the same period last year, mainly due to the combined effects of changes in proportional distribution of production and the reassessment of asset retirement obligations at the end of 2019. In the first half of 2020, assets impairment and provision net recognised RMB3,133 million, while our assets impairment and provision net reversed RMB187 million in the same period last year, mainly due to the impairment loss of certain oil and gas properties in North America in the first half of 2020. Please refer to note 10 of the interim condensed consolidated financial statements for details.

In the first half of 2020, the all-in cost was US$25.72 per BOE, a decrease of 11.3% from US$29.00 in the same period last year, and the cost advantage was further consolidated. Among them, the operating cost was US$6.50 per BOE, a decrease of 12.0% from US$7.39 per BOE in the same period last year, mainly due to the combined effects of strict cost control on the basis of increased production and Renminbi depreciation. Depreciation, depletion and amortisation (excluding the dismantlement-related depreciation, depletion and amortisation) was US$14.16 per BOE, a decrease of 11.9% from US$16.07 per BOE in the same period last year, mainly due to the combined effects of changes in proportional distribution of production and Renminbi depreciation. The dismantlement-related depreciation, depletion and amortisation was US$0.92 per BOE, an increase of 39.2% from US$0.66 per BOE in the same period last year, mainly due to the effect of the reassessment of asset retirement obligations at the end of 2019.

In the first half of 2020, investment income was RMB1,786 million, a decrease of 24.6% from RMB2,369 million in the same period last year, mainly due to the decrease of average return rate and the amount of corporate wealth management products held.

Save as disclosed in this interim report, there was no material factor affecting our results and financial position during the first half of the year.

WORK PLAN FOR THE SECOND HALF OF THE YEAR

In the second half of the year, while conducting pandemic control on a regular basis and ensuring the health and safety of employees, the Company will spare no efforts to meet production and operation targets for the year. We will focus on improving production organisation efficiency and steadily promote the construction of key projects. We will optimise the allocation, structure and pace of invstment based on the rate of return and continue to strengthen cost control. We will continue to promote innovation in technology and management and maintain a high standard of health, safety and environmental protection.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2020

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
		2020	2019
		(Unaudited)	(Unaudited)
	Notes		(Restated)

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	4	66,335	94,686
Marketing revenues	4	6,497	12,073
Other revenue		1,728	2,548

		74,560	109,307

EXPENSES
Operating expenses		(11,346)	(11,709)
Taxes other than income tax	7(ii)	(3,421)	(4,403)
Exploration expenses		(2,560)	(6,258)
Depreciation, depletion and amortisation		(26,309)	(26,521)
Special oil gain levy	7(iii)	(79)	(520)
Impairment and provision (recognised)/reversed, net	10	(3,133)	187
Crude oil and product purchases		(6,179)	(11,008)
Selling and administrative expenses		(3,807)	(3,342)
Others		(2,147)	(2,323)

		(58,981)	(65,897)

PROFIT FROM OPERATING ACTIVITIES		15,579	43,410
Interest income		758	478
Finance costs	6	(3,130)	(2,676)
Exchange losses, net		(16)	(211)
Investment income		1,786	2,369
Share of profits of associates		202	249
(Loss)/profit attributable to a joint venture		(224)	228
Other (expense)/income, net		(9)	238

PROFIT BEFORE TAX		14,946	44,085
Income tax expense	7(i)	(4,563)	(13,797)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		10,383	30,288

		Six months ended 30 June
		2020	2019
		(Unaudited)	(Unaudited)
	Notes		(Restated)

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		2,714	514
Share of other comprehensive (expense)/income of associates		(55)	8
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(1,198)	(1,538)
Others		–	(26)

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD, NET OF TAX		1,461	(1,042)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		11,844	29,246

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	8	0.23	0.68
Diluted (RMB Yuan)	8	0.23	0.68

Details of the interim dividends declared for the period are disclosed in note 9 to the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position

30 June 2020

(All amounts expressed in millions of Renminbi)

		30 June 2020	31 December 2019
	Notes	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	10	447,055	440,554
Right-of-use assets	10	8,569	9,179
Intangible assets	11	16,373	16,306
Investments in associates		25,110	24,513
Investment in a joint venture		21,066	20,977
Debt investment		2,461	1,608
Equity investments	19	1,779	2,936
Deferred tax assets		28,423	25,992
Other non-current assets		10,288	9,721

Total non-current assets		561,124	551,786

CURRENT ASSETS
Inventories and supplies		6,411	6,314
Trade receivables	12	15,453	24,794
Other financial assets	19	101,481	114,513
Other current assets		9,714	9,790
Time deposits with maturity over three months		26,395	16,855
Cash and cash equivalents		29,436	33,679

Total current assets		188,890	205,945

CURRENT LIABILITIES
Loans and borrowings	14	10,875	12,590
Trade and accrued payables	13	40,689	40,146
Lease liabilities		1,248	1,425
Contract liabilities		1,536	2,231
Other payables and accrued liabilities		18,341	20,901
Dividends payable		18,352	-
Taxes payable		3,517	13,956

Total current liabilities		94,558	91,249

NET CURRENT ASSETS		94,332	114,696

TOTAL ASSETS LESS CURRENT LIABILITIES		655,456	666,482

	Notes	30 June 2020	31 December 2019

NON-CURRENT LIABILITIES
Loans and borrowings	14	128,869	136,152
Lease liabilities		6,596	7,062
Provision for dismantlement		66,666	64,163
Deferred tax liabilities		4,278	3,602
Other non-current liabilities		7,280	7,277

Total non-current liabilities		213,689	218,256

NET ASSETS		441,767	448,226

EQUITY
Equity attributable to owners of the parent
Issued capital	15	43,081	43,081
Reserves		398,598	405,106
Non-controlling interests		88	39

TOTAL EQUITY		441,767	448,226

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2020

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Cumulative translation reserve	Statutory and non-distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total	Non-controlling interests	Total equity

Balances at 1 January 2019 (Audited) (Restated)	43,081	(4,000)	70,000	7,131	288,467	15,221	419,900	10	419,910
Profit for the period (Restated)	–	–	–	–	30,288	–	30,288	–	30,288
Other comprehensive income/(expense), net of tax	–	514	–	(1,556)	–	–	(1,042)	–	(1,042)

Total comprehensive income/(expense) (Restated)	–	514	–	(1,556)	30,288	–	29,246	–	29,246
2018 final dividend	–	–	–	–	(489)	(15,221)	(15,710)	–	(15,710)
Others	–	–	–	–	–	–	–	29	29

Balances at 30 June 2019 (Unaudited) (Restated)	43,081	(3,486)	70,000	5,575	318,266	–	433,436	39	433,475

Balances at 1 January 2020 (Audited)	43,081	(1,152)	70,000	525	317,678	18,055	448,187	39	448,226
Profit for the period	–	–	–	–	10,383	–	10,383	–	10,383
Other comprehensive income/(expense), net of tax	–	2,714	–	(1,253)	–	–	1,461	–	1,461

Total comprehensive income/(expense)	–	2,714	–	(1,253)	10,383	–	11,844	–	11,844
2019 final dividend	–	–	–	–	(297)	(18,055)	(18,352)	–	(18,352)
Others	–	–	–	–	–	–	–	49	49

Balances at 30 June 2020 (Unaudited)	43,081	1,562	70,000	(728)	327,764	–	441,679	88	441,767

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2020

(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2020	2019
	(Unaudited)	(Unaudited)
		(Restated)

Net cash generated from operating activities	34,213	58,181
Net cash used in investing activities	(23,236)	(53,561)
Net cash used in financing activities	(15,528)	(3,370)

Net (decrease)/increase in cash and cash equivalents	(4,551)	1,250
Cash and cash equivalents at beginning of period	33,679	14,995
Effect of foreign exchange rate changes, net	308	(20)

Cash and cash equivalents at end of period	29,436	16,225

Notes to Interim Condensed Consolidated Financial Statements

30 June 2020

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2020, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited(1)	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CEPR Limited	Hong Kong, PRC	EUR1,000	100%	Investment holding

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(2):
CNOOC Deepwater Development Limited(3)	Zhuhai, PRC	RMB20.78 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
China United Coalbed Methane Corporation Limited(3)	Beijing, PRC	RMB1.311 billion	100%	Coalbed methane exploration and sales, Coalbed methane surface exploration, gas mineral prospecting, shallow gas development and utilisation in the coalbed methane fields in the PRC
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(2) (continued):
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Petroleum North America ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC Petroleum Europe Limited	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(2) (continued):
CNOOC PETROLEUM BRASIL LTDA	Brazil	R$6,778,134,300	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond issuance
CNOOC Petroleum Guyana Limited	Barbados	US$100	100%	Petroleum and natural gas exploration, development and production in Guyana
Joint venture:
BC ENERGY INVESTMENTS CORP.	British Virgin Islands	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited(3)	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited(3)	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Associates (continued):
Jiangsu Shuangchuang Renewable Energy Development Corporation Limited(3)	Jiangsu, PRC	RMB960 million	47%	New energy technology research and development, technical consulting, technical services; wind power; technical services for power system and facilities; power engineering and construction (operated with qualification certificates); generator set installation, commissioning and maintenance
Arctic LNG 2 LLC	Russian Federation	RUB15,975,910,000	10%	Exploration and development of natural gas and production and marketing of liquefied natural gas in Russia

(1)	Registered as a wholly foreign owned enterprise under the PRC law.

(2)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited and China United Coalbed Methane Corporation Limited (“CUCBM”) which are indirectly held through CNOOC China Limited (“CNOOC China”).

(3)	Registered as limited liability company under the PRC law.

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting as well as the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2019.

The financial information relating to the year ended 31 December 2019 that is included in this interim report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2019 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies and methods of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2019 except for the first time application of the new and amendments to IFRS Standards/HKFRSs effective for the Group’s financial year beginning on 1 January 2020. The application of the new and amendments to IFRS Standards/HKFRSs in the current period has had no material impact on the disclosures or the amounts recognised in the interim condensed consolidated financial statements of the Group.

3.	ACQUISITION

On 1 August 2019, CNOOC China, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in CUCBM held by CNOOC at a total consideration of approximately RMB5.335 billion, which was settled in cash by CNOOC China. The acquisition was completed on 11 October 2019 and CUCBM became an indirect wholly-owned subsidiary of the Company.

Since the Group and CUCBM were under common control of CNOOC, the Group’s acquisition of CUCBM had been accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of CUCBM have been accounted for at historical amounts and consolidated financial statements of the Group prior to the acquisition were combined with the financial statements of CUCBM.

The interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2019 as previously reported by the Group and the restated amounts are set out below:

	Amounts previously reported	Impact of business combination under common control	Amounts restated

Interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2019
Revenue	108,880	427	109,307
Profit before tax	44,042	43	44,085
Profit for the period	30,253	35	30,288

For the period presented, all significant transactions and balances between the Group and CUCBM have been eliminated on combination.

4.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

5.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision maker makes decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
		(Restated)		(Restated)		(Restated)		(Restated)		(Restated)

External revenue	61,176	87,298	13,258	21,786	126	223	–	–	74,560	109,307
Intersegment revenue*	6,761	9,728	(6,761)	(9,728)	(27)	–	27	–	–	–

Total revenue**	67,937	97,026	6,497	12,058	99	223	27	–	74,560	109,307

Segment profit/(loss) for the period	10,485	30,795	192	913	(323)	(1,456)	29	36	10,383	30,288

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June 2020	31 December 2019	30 June 2020	31 December 2019	30 June 2020	31 December 2019	30 June 2020	31 December 2019	30 June 2020	31 December 2019
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	551,470	562,038	2,049	6,347	376,732	432,894	(180,237)	(243,548)	750,014	757,731

Segment liabilities	(301,927)	(384,359)	(1,311)	(4,535)	(158,518)	(152,870)	153,509	232,259	(308,247)	(309,505)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

**	72% (six months ended 30 June 2019: 68%) of the Group’s revenues recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

6.	FINANCE COSTS

Accretion expenses of approximately RMB1,301 million (six months ended 30 June 2019: approximately RMB1,377 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2020.

7.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2019: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2019: 10% to 50%). The provincial income tax rate of Alberta, Canada reduced from 12% to 11% on 1 July 2019, and will decrease by one percentage point on 1 January of each year until it reaches 8% on 1 January 2022.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production tax at the rate of 5% on production under production sharing contracts;

–	Value added tax (“VAT”) at the rates from 10% to 16% on taxable sales under independent oil and gas fields before 1 April 2019. VAT rates of 16% and 10% have been adjusted to 13% and 9% respectively since 1 April 2019 according to “Announcement on Policies for Deepening the VAT Reform” (Announcement [2019] No. 39 of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs).

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

–	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

–	City construction tax at the rates of 1% or 7% on the production taxes and VAT paid;

–	Educational surcharge at the rate of 3% on the production taxes and VAT paid; and

–	Local educational surcharge at the rate of 2% on the production taxes and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

(iii)	Special oil gain levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and ad valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2020	2019
	(Unaudited)	(Unaudited)
		(Restated)

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	10,383	30,288

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	–	6,076,404

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,647,455,984	44,653,532,388

Earnings per share
– Basic (RMB Yuan)	0.23	0.68

– Diluted (RMB Yuan)	0.23	0.68

9.	DIVIDENDS

On 19 August 2020, the board of Directors (the “Board”) declared an interim dividend of HK$ 0.20 (tax inclusive) per share (six months ended 30 June 2019: HK$0.33 (tax inclusive) per share), totaling approximately HK$8,929 million (tax inclusive) (equivalent to approximately RMB8,157 million (tax inclusive)) (six months ended 30 June 2019: approximately RMB12,961 million (tax inclusive)), based on the number of issued shares as at 30 June 2020.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

10.	PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months ended 30 June 2020, additions to the Group’s property, plant and equipment, amounted to approximately RMB33,627 million (six months ended 30 June 2019: approximately 32,506 million).

During the current interim period, impairment losses of RMB3,429 million related to oil and gas properties in North America were recognised in profit or loss, primarily triggered by decrease in reserve and the sharp decline in crude oil price in the short term.

During the current interim period, the Group entered into several new lease agreements. The Group is required to make fixed monthly payments and additional variable payments depending on the usage of the asset during the contract period. On lease commencement, the Group recognised right-of-use assets of RMB120 million and lease liabilities of RMB120 million, which include right-of-use assets of approximately RMB45 million for leases with CNOOC, its subsidiaries (excluding the Group) and associates (the “CNOOC Group”).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners and the operator of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB1,298 million (six months ended 30 June 2019: approximately RMB1,573 million) in respect of interest capitalised in property, plant and equipment.

11.	INTANGIBLE ASSETS

The intangible assets of the Group comprise software and others, gas processing rights under NWS Project, marketing transportation and storage contracts, exploration rights and goodwill. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

12.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2020 and 31 December 2019, the age of substantially all the trade receivables was within one year.

13.	TRADE AND ACCRUED PAYABLES

As at 30 June 2020 and 31 December 2019, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

14.	LOANS AND BORROWINGS

Current

	Effective interest rate and final maturity	30 June 2020	31 December 2019
		(Unaudited)	(Audited)

Short-term loans and borrowings
– General loans****	LIBOR+0.60% to 3.915% per annum with maturity within one year	–	1,905

		–	1,905

Loans and borrowings due within one year
– For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity within one year	200	226
– For Tangguh LNG III Project***	LIBOR+1.37% to 3.45% per annum with maturity within one year	70	–
– Notes*		10,605	10,459

		10,875	10,685

		10,875	12,590

Non-current

	Effective interest rate and final maturity	30 June 2020	31 December 2019
		(Unaudited)	(Audited)

For Tangguh LNG Project**	LIBOR+0.19% to 0.335% per annum with maturity through to 2021	–	84
For Tangguh LNG III Project***	LIBOR+1.37% to 3.45% per annum with maturity from 2021 to 2029	3,215	2,866
For Arctic LNG 2 Project****	EURIBOR+0.7% to 0.93% per annum with maturity in 2026	1,916	735
Notes*		123,738	132,467

		128,869	136,152

*	The detail of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	30 June 2020	31 December 2019
			(Unaudited)	(Audited)
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Finance (2013) Limited	Due in 2029	2.875%	1,000	1,000
CNOOC Finance (2013) Limited	Due in 2049	3.300%	500	500
CNOOC Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) Australia Pty Ltd	Matured in 2020	2.625%	–	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	1,000
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000

  All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 30 June 2020, US$271 million of the bank loans for Arctic LNG 2 Project and general loans (31 December 2019: US$378 million) were guaranteed by the Company.

There was no default of principal, interest or redemption terms of the loans and borrowings during the period.

15.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2019, as at 31 December 2019 (audited) and as at 30 June 2020 (unaudited)	44,647,455,984	43,081

16.	SHARE OPTION SCHEMES

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

(i)	Pre-Global Offering Share Option Scheme (expired in 2011);

(ii)	2001 Share Option Scheme (expired in 2011);

(iii)	2002 Share Option Scheme (expired in 2015); and

(iv)	2005 Share Option Scheme (as defined in the “Other Information” section).

Details of these share option schemes are disclosed in the “Other Information” section in the interim report.

During the six months ended 30 June 2020, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options	Weighted average exercise price
		HK$

Outstanding as at 1 January 2020	27,030,000	12.70
Forfeited during the period	(3,255,000)	12.70
Expired during the period	(23,775,000)	12.70

Outstanding as at 30 June 2020	–	–

Exercisable as at 30 June 2020	–	–

No share options had been cancelled during the six months ended 30 June 2020.

As at 30 June 2020, no share options were outstanding under these share option schemes of the Company’s shares in issue as at that date (31 December 2019: 0.06%).

No right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any person during the six months ended 30 June 2020.

17.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with the CNOOC Group are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2019 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2020. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2020 were approved by the independent shareholders of the Company on 21 November 2019. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of sales, management and ancillary services

(e)	Floating production, storage and offloading (“FPSO”) vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group;

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and

(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, the term of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e) on the basis of the above pricing principle, are unanimously determined with CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by the CNOOC Group to the Group

	Six months ended 30 June
	2020	2019
	(Unaudited)	(Unaudited)
		(Restated)

Provision of exploration and support services	4,227	4,748
– Inclusive of amount capitalised under property, plant and equipment	2,568	2,135
Provision of oil and gas development and support services	15,354	13,195
Provision of oil and gas production and support services (note a)	4,163	4,085
Provision of sales, management and ancillary services (note b)	681	507
FPSO vessel leases (note c)*	618	616

	25,043	23,151

*	For the right-of-use assets recognised during this period from the lease agreements with CNOOC Group please refer to note 10.

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2020 and 2019.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Six months ended 30 June
	2020	2019
	(Unaudited)	(Unaudited)

Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	43,652	62,673

Long-term sales of natural gas and liquefied natural gas (note e)	7,561	7,267

	51,213	69,940

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	Six months ended 30 June
	2020	2019
	(Unaudited)	(Unaudited)

Interest income from deposits in CNOOC Finance	55	116

(b)	Deposits balances made by the Group

	30 June	31 December
	2020	2019
	(Unaudited)	(Audited)

Deposits in CNOOC Finance	23,294	23,380

(v)	Balances with the CNOOC Group

	30 June	31 December
	2020	2019
	(Unaudited)	(Audited)

Amount due to CNOOC
– included in other payables and accrued liabilities	–	3
Amounts due to other related parties
– included in trade and accrued payables	36,725	20,318
– included in lease liabilities	5,035	5,327

	41,760	25,648

Amounts due from other related parties
– included in trade receivables	8,971	14,788
– included in other current assets	865	512

	9,836	15,300

(vi)	Balance with a joint venture

	30 June	31 December
	2020	2019
	(Unaudited)	(Audited)

Amount due from a joint venture
– included in other current assets	92	77

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises customers: 8% (six months ended 30 June 2019: 7%) of the Group’s revenue in the six-month period ended 30 June 2020 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China National Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 30 June 2020, as summarised below:

	30 June	31 December
	2020	2019
	(Unaudited)	(Audited)

Cash and cash equivalents	23,573	22,129
Time deposits with maturity over three months	5,021	221
Specified dismantlement fund accounts, included in other non-current assets	9,227	8,860

	37,821	31,210

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2020	2019
	(Unaudited)	(Unaudited)

Short-term employee benefits	8	9
Pension scheme contributions	1	1

Amount paid/payable during the period	9	10

	9	10

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services.

b)	These include sales, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, natural gas, condensate oil, liquefied petroleum gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 25 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated 21 November 2019, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2020 to 31 December 2022. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. On 21 November 2019, the Board approved to maintain the maximum daily outstanding balance of deposits placed by the Group with CNOOC Finance for the period from 1 January 2020 to 31 December 2022 with the amount of RMB23,500 million. During the period, the Group’s actual maximum daily outstanding balance for deposits and interest stated in CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB23,500 million (six months ended 30 June 2019: RMB23,500 million).

18.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2020, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	30 June	31 December
	2020	2019
	(Unaudited)	(Audited)

Contracted, but not provided for*	44,339	64,542

*	The capital commitments contracted, but not provided for include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB9,272 million (31 December 2019: RMB10,528 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	30 June	31 December
	2020	2019
	(Unaudited)	(Audited)

Contracted, but not provided for	1,338	344

As at 30 June 2020, the Group had unutilised banking facilities amounting to approximately RMB58,793 million (31 December 2019: RMB54,948 million).

(ii)	Contingencies

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the interim condensed consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

19.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2020 and 31 December 2019.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB152,118 million (31 December 2019: RMB154,407 million), which was determined by reference to the market price as at 30 June 2020.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 30 June 2020 and 31 December 2019, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2020	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets-current
Corporate wealth management products	91,856	–	91,856	–
Money market funds	9,625	9,625	–	–
Equity investments
Non-publicly traded investments - non-current*	1,225	–	–	1,225
Publicly traded investments - non-current	554	554	–	–

	103,260	10,179	91,856	1,225

	31 December 2019	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets-current
Corporate wealth management products	107,853	–	107,853	–
Money market funds	6,660	6,660	–	–
Equity investments
Non-publicly traded investments - non-current*	1,809	–	–	1,809
Publicly traded investments - non-current	1,127	1,127	–	–

	117,449	7,787	107,853	1,809

*	All gains and losses included in other comprehensive income related to financial assets at fair value through other comprehensive income held at the end of the reporting period are reported as fair value change on equity investments designated as at fair value through other comprehensive income.

Financial assets classified within Level 3 are made up of Kerogen Energy Fund invested by the Group. Significant unobservable inputs are used to determine the fair value of the financial assets. As observable prices are not available, the fair value of the financial assets is derived by using valuation techniques, mainly including embedded terms of the instrument, bid offer price as well as valuations based on net asset value using the discounted cash-flow of each project or asset, having applied an appropriate risk factor for the stage of development of the project. The significant unobservable inputs used in the fair value measurement include net asset value, price to net asset value.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

20.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the interim condensed consolidated financial statements.

21.	APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2020 were approved and authorised for issue by the Board on 19 August 2020.

Report on Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF CNOOC LIMITED

(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 11 to 49, which comprise the interim condensed consolidated statement of financial position as of 30 June 2020 and the related interim condensed consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

19 August 2020

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2020, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

Name of grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of grant	Exercise period of share option*	Closing price per share immediately before the date of grant	Exercise price
					(HK$)	(HK$)
Director	–	–	–	–	–	–

Other employees in aggregate	27,030,000	–	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

During the six months ended 30 June 2020, no share options granted under the share option schemes of the Company were exercised.

Interests in shares

Name of Director	Nature of interest	Ordinary shares	Approximate percentage of total issued shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	400,000	0.000%

All the interests stated above represent long positions. As at 30 June 2020, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2020.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 30 June 2020, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary shares held	Approximate percentage of total issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2020, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.       Pre-Global Offering Share Option Scheme (expired in 2011);

2.       2001 Share Option Scheme (expired in 2011);

3.       2002 Share Option Scheme (expired in 2015); and

4.       2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). The purpose of the 2005 Share Option Scheme is to provide incentive and/or reward to eligible persons for their contribution to, and continuing efforts to promote the interests of the Company. Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the Directors, officers and employees of the Company and its subsidiaries, and any other persons who, in sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme. The exercise periods for all options granted under the 2005 Share Option Scheme have lapsed.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2020 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim report for the six months ended 30 June 2020 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2020.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2020, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision and the reasons for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company was appointed for a specific term from January to May 2020. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code. In November 2019, the Board approved the revised service agreement templates for Executive Directors, Non-executive Directors and Independent Non-executive Directors, respectively, among which the service agreement template for Independent Non-executive Directors has a term of 36 months. All of the Independent Non-executive Directors entered into service agreements with the Company in June 2020, and the Company has been in compliance with CG Code provision A.4.1 since then.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2020, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the latest annual report of the Company and up to the date of this interim report are set out below:

Name of Director	Details of Changes

Xu Keqiang	Ceased to serve as General Manager of CNOOC China Limited with effect from 8 April 2020

Wen Dongfen	Appointed as a Non-executive Director of the Company with effect from 27 April 2020

Hu Guangjie	Served as General Manager of CNOOC China Limited with effect from 8 April 2020

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares, represented by American Depositary Shares, are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home jurisdiction corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2019, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 7 September 2020 (Monday) to 11 September 2020 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 4 September 2020 (Friday). The interim dividend will be paid on or around 16 October 2020 (Friday) to shareholders whose names appear on the register of members on 11 September 2020 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2020 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2020 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 11 September 2020 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2020 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2020 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 11 September 2020. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2020 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 4 September 2020 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 11 September 2020. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board
Wu Xiaonan
Joint Company Secretary

Hong Kong, 19 August 2020

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.